

August 3, 2012

Via E-mail
Calvin McDonald
President and Chief Executive Officer
Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada M5B 2C3

      Re: Sears Canada Inc.
               Amendment No. 2 to Form 20-F
               Filed August 1, 2012
               File No. 000-54726

Dear Mr. McDonald:

We have reviewed your amendment and your response dated August 1, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements for Fiscal Year Ended January 28, 2012

Notes to the Consolidated Financial Statements, page F-8

Note 2.2 Basis of preparation and presentation, page F-8

1. We note your response to comment 7 in our letter dated July 27, 2012. You state that your Retail stores, Direct and Sears Home Services formats have similar economic characteristics in that the three formats have experienced similar rates of revenue decline, similar gross margin trends and similar rates of capital investments over the last three years. In addition, you state that the margins and margin trends experienced for the same product and service categories are similar across the three formats. We appreciate the interdependence of your aggregated operating segments. Please provide us with gross margin information for each of the last three years supporting your assertion regarding

the economic similarity of these three operating segments and how you compared the margins of Home Services with those of Retail and Direct.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Klaudio Leshjani
        Sears Canada Inc.

        Andrew J. Beck
        Torys LLP